SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

SIRIUS XM RADIO INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

3 1/4% Convertible Notes due 2011
(Title of Class of Securities)

82966UAD5
(CUSIP Number of Class of Securities)

Patrick L. Donnelly
Executive Vice President, General Counsel and Secretary
Sirius XM Radio Inc.
1221 Avenue of the Americas, 36th Floor
New York, New York 10020
(212) 584-5100
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)
With copies to:
John D. Lobrano
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee (2)
$98,809,310	$11,471.77

(1)	Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Value assumes that all $97,831,000 aggregate principal amount of Sirius XM Radio Inc.’s 3 1/4% Convertible Notes due 2011 are purchased at the tender offer price of $1,010 per $1,000 principal amount of such Notes, plus accrued and unpaid interest on the Notes to, but not including, the assumed payment date of April 21, 2011. The amount of the filing fee equals $116.10 per $1,000,000 of Transaction Value.

(2)	$11,443.37 was paid at the time of the original filing of the Schedule TO and $28.40 was paid concurrent with the filing of Amendment No. 1 to the Schedule TO.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable
Filing Party: Not applicable.
Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTION
     This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Sirius XM Radio Inc. (the “Company”), a corporation organized under the laws of Delaware, on March 24, 2011 (as amended, the “Schedule TO”), relating to the Company’s offer to purchase for cash (the “Offer”) any and all of the Company’s outstanding 3 1/4% Convertible Notes due 2011 (the “Notes”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 24, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively, each as amended or supplemented. This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule TO.
     The information in the Offer to Purchase and the Letter of Transmittal, which were previously filed with the Schedule TO, as previously amended and supplemented, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

Item 7.	Source and Amount of Funds or Other Consideration.
     Item 7 of the Schedule TO is hereby amended and supplemented as follow:
     “The Company funded the purchase of the Notes in the Offer with available cash on hand.”

Item 11.	Additional Information.
     Item 11 of the Schedule TO is hereby amended and supplemented as follows:
     “The Offer for the Notes expired at 12:00 midnight, New York City time, on April 20, 2011. The Depositary has advised the Company that an aggregate of $73,965,000 principal amount of the Notes were validly tendered (and not validly withdrawn) in the Offer prior to the Expiration Time of the Offer. In accordance with the terms of the Offer, the Company accepted for payment $73,965,000 principal amount of the Notes (representing approximately 75.6% of the Notes outstanding prior to the Offer) at a purchase price of $1,010 per $1,000 principal amount of such Notes, plus accrued and unpaid interest up to, but not including, the Payment Date, which is April 21, 2011.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2011	SIRIUS XM RADIO INC.
	By:	/s/ Patrick L. Donnelly
Patrick L. Donnelly
Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX
     Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are so indicated.

Exhibit
Number	Description
(a)(1)(i)	Offer to Purchase dated March 24, 2011.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Form of Letter to Brokers, Securities Dealers, Trust Companies and Other Nominees that are Holders of Notes.*

(a)(1)(iv)	Form of Letter to Clients who are Beneficial Owners of Notes.*

(a)(5)(i)	Press Release dated March 24, 2011.*

(a)(5)(ii)	Press Release dated April 6, 2011.*

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Indenture, dated as of May 23, 2003, between the Company and The Bank of New York, as trustee—Incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed on May 30, 2003.

(d)(2)	Third Supplemental Indenture, dated as of October 13, 2004, between the Company and The Bank of New York, as trustee—Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated October 13, 2004.

(g)	Not applicable.

(h)	Not applicable.
*  Previously filed.